# SEC Schedule 13D/A (Amendment No. 19) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Aspira Women's Health Inc., CIK 0000926617
CUSIP: 04537Y208
Title of class of securities: Common Stock, $0.001 par value
Address of issuer's principal executive offices: 12117 BEE CAVES ROAD BUILDING THREE, Suite 100, Austin, Texas (TX), 78738
Date of event which requires filing of this statement: 06/05/2026
Amends the filing with accession number 0001493152-25-014310
Filed by CIK 0001021412
Persons authorized to receive notices and communications: Jack W. Schuler, PO Box 531, Lake Bluff, Illinois (IL), 60044, (520) 906-2991

## Reporting persons
- SCHULER JACK W (CIK 0001021412): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: personal funds (PF); sole voting power 6,536; shared voting power 4,046,051; sole dispositive power 6,536; shared dispositive power 4,046,051; aggregate amount beneficially owned 4,052,587 (8.7% of the class)
- Jack W. Schuler Living Trust (CIK 0001661351): type of reporting person: individual (IN); citizenship or place of organization: Illinois (IL); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 4,046,051; sole dispositive power 0; shared dispositive power 4,046,051; aggregate amount beneficially owned 4,046,051 (8.6% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, $0.001 par value
Name of issuer: Aspira Women's Health Inc.
Address of issuer's principal executive offices: 12117 BEE CAVES ROAD BUILDING THREE, Suite 100, Austin, Texas (TX), 78738

## Item 4. Purpose of Transaction
Purpose of transaction: This Amendment No. 19 to Schedule 13D (this "Amendment") hereby amends and supplements Item 4 by adding the following thereto: "The disclosure set forth in Items 5 and 6 below is hereby incorporated by reference in this Item 4. On June 5, 2026, the Trust purchased from the Issuer the Common Stock and June 2026 Warrants pursuant to the June 2026 Purchase Agreement (in each case as defined and further described in Item 6 below)."

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: This Amendment hereby amends and restates Item 5(a) in its entirety as follows: "The information set forth in Rows 7 through 13 of the cover page hereto for each of Mr. Schuler and the Trust is incorporated herein by reference. The percentage amount set forth in Row 13 for all cover pages filed herewith is calculated based upon the 43,500,411 Shares outstanding as of May 12, 2026, as reported by the Issuer in its Form 10-Q filed with the Securities and Exchange Commission (the "SEC") on May 15, 2026 plus the 3,300,000 shares of Common Stock sold pursuant to the June 2026 Purchase Agreement for a total of 46,800,411 Shares outstanding."
Number of shares as to which each person has sole or shared power to vote or dispose: This Amendment hereby amends and restates Item 5(b) in its entirety as follows: "The information set forth in Rows 7 through 13 of the cover page hereto for each of Mr. Schuler and the Trust is incorporated herein by reference."
Transactions in the class effected during the past sixty days: This Amendment hereby amends and restates Item 5(c) in its entirety as follows: "Neither Mr. Schuler nor the Trust has effected any transactions in the Shares during the 60 days prior to the date hereof."
Other persons with the right to receive dividends or sale proceeds: This Amendment hereby amends and restates Item 5(d) in its entirety as follows: "The Trust has the power to direct the receipt of dividends relating to, or the disposition of the proceeds of the sale of, the Shares held by it and the Shares that it has the right to acquire upon the exercise of 2022 Warrants, January 2024 Warrants, February 2025 Warrants, September 2025 Warrants and June 2026 Warrants. Mr. Schuler is the sole trustee of the Trust."
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: This Amendment hereby amends and restates Item 5(e) in its entirety as follows: "Not applicable."

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: This Amendment hereby amends and supplements Item 6 by adding the following thereto: "The disclosure set forth in Items 4 and 5 above is hereby incorporated by reference in this Item 6. June 2026 Purchase Agreement and Common Stock and June 2026 Warrant On June 5, 2026, the Trust entered into a Securities Purchase Agreement, dated as of such date, among the Issuer, the Trust, and the other purchasers party thereto (the "June 2026 Purchase Agreement"), pursuant to which the Trust purchased from the Issuer the Common Stock and June 2026 Warrant (as defined below). The June 2026 Purchase Agreement contained customary terms and conditions. The foregoing description of the June 2026 Purchase Agreement does not purport to be complete and is qualified in its entirety by reference to the form thereof attached hereto as Exhibit 16, which exhibit is hereby incorporated herein by reference. On June 5, 2026, pursuant to the June 2026 Purchase Agreement, the Trust purchased from the Issuer 222,222 shares of Common Stock (the "Common Stock") and a warrant to purchase 300,000 shares of Common Stock (the " June 2026 Warrant"). The June 2026 Warrant is exercisable at $0.75 per share for three (3) years from the date of issuance. The foregoing description of the June 2026 Warrant does not purport to be complete and is qualified in its entirety by reference to the form thereof attached hereto as Exhibit 17, which exhibit is hereby incorporated herein by reference."

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: This Amendment hereby amends and supplements Item 7 by adding the following thereto: "There is filed herewith as Exhibit 16 the form of June 2026 Purchase Agreement. There is filed herewith as Exhibit 17 the form of June 2026 Warrant."

## Signatures
- SCHULER JACK W: /s/ Jack W Schuler, Jack W. Schuler (06/11/2026)
- Jack W. Schuler Living Trust: /s/ Jack W Schuler, Jack W Schuler, Sole Trustee (06/11/2026)